E.B.

SE(19008342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168W21931 Main Street
(No. and Street)

Jackson (City) WI (State) 53037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Haese (262) 677-9036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415 (Address) Greenfield (City) WI (State) 53092 (Zip Code)

SEC Mail Processing Section
MAR 01 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, William R. Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public com. exp. 8-21-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Superior Financial Services, Inc.
Jackson, Wisconsin

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc. as of December 31, 2018, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Superior Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 19, 2019

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2018 and December 31, 2017

Assets	*December 31, 2018 Allowable	Non-Allowable	Total	*December 31, 2017 Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$59,191		$59,191	$ 52,475		$ 52,475
Commission and related Receivables - note 4	$101,400	$8,055	$109,455	$ 87,080	$ 7,746	$ 94,826
Securities at market						
Other assets		$15	$15		$ 100	$ 100
Total Current Assets	$160,591	$8,070	$168,661	$ 139,555	$ 7,846	$ 147,401
Other Assets:						
Security Deposit with Clearing Firm	35,000		35,000	35,000		35,000
TOTAL ASSETS	$ 195,591	$ 8,070	$ 203,661 #	$ 35,000	$ -	$ 182,401

Liabilities and Stockholders Equity	2018	2017
Current Liabilities:		
Accounts Payable	$436	$2,495
Loans From Shareholder		$0
Commission payable - note 5	$106,863	$96,515
TOTAL LIABILITIES	$107,299	$99,010
Stockholders Equity:		
Common stock-no par value, 9000 shares authorized; 200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$65,266	$65,266
Unrealized capital gain(loss)	$0	$0
Equity distributions	-$40,000	$0
Retained earnings (deficit)	$61,096	$8,125
TOTAL STOCKHOLDERS EQUITY	$96,362	$83,391
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 203,661	$182,401

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2018 and December 31, 2017

	For the Years Ended December 31 2018	2017
Revenue:		
Secuities Commissions - Listed stock	$0	$0
OTC Stock	$201,458	$171,718
Mutual funds	$226,047	$98,393
Mutual fund trails	$563,733	$462,624
Municipal 529 Plans	$10,611	$10,127
Bonds, UITs	$32,541	$34,180
Options	$16,960	$15,958
Total securities commissions	$1,051,350	$793,000
Insurance Commissions	$76,983	$71,058
Variable Products	$250,048	$150,521
CD Commission	$2,340	$1,940
Advisory Income	$72,003	$47,644
TOTAL REVENUES	$1,452,724	$1,064,163
Expenses:		
Salaries and payroll taxes	$110,014	$111,767
Commissions paid	$1,253,993	$917,508
Professional fees	$904	$194
Rental Expense	$24,050	$24,050
Network Services	$1,190	$1,140
Regulatory fees	$2,244	$274
Other general and administrative expenses	$8,225	$8,681
TOTAL EXPENSES	$1,400,620	$1,063,614
Operating Income (Loss)	$52,104	$549
Other Income (Expense)		
Interest and dividend income	$827	$442
Realized asset depreciation (appreciation)	$0	$0
Other Income	$39	$288
TOTAL OTHER INCOME (EXPENSE)	$866	$730
Net Income (Loss) for the Year	$52,970	$1,279
Retained Earnings (Deficit) - Beginning of Year	$8,125	$6,846
Equity Distributions	$0	$0
Retained Earnings (Deficit) - End of Year	$61,095	$8,125

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC
Statement of Cash Flows
For The Years Ended December 31, 2018 and December 31, 2017

	For the Year Ended December 31 2018	2017
Cash flow from Operating Activities		
Net Income (Loss)	$52,970	$1,279
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	$ (14,630)	$ (40,304)
Investment in common stock - trading at cost	$0	$0
Other Assets	$ 85	$ (95)
Increase (decrease) in		
Accounts Payable	$ (2,058)	$ 766
Commission payable - note 5	$10,348	$46,361
Net cash provided for (used for) operating activities	$46,715	$8,007
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	($40,000)	$0
Net Cash provided for (used for) financing activities	($40,000)	$0
Net increase (decrease) in cash	$6,715	$ 8,007
Cash at beginning of year	$52,475	$44,468
Cash at end of year - note 3	$59,190	$52,475

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND DECEMBER 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of Operations
Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation
The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts
No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation
Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes
Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising
Advertising costs are charged to operations when incurred.

Subsequent Events
Management evaluated subsequent events through February 1, 2019 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND DECEMBER 31, 2017

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash3

The following is a summary of cash as of December 31, 2018 and December 31, 2017

	December 31, 2018			December 31, 2017
	Allowable	Non-Allowable	Total	Total
Checking	$100	$0	$481	$481
Money market	$59,091	$0	$51,994	$51,994
Risk Trading account	$0	$0	$0	$0
Total	$59,191	$0	$52,475	$52,475

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2018 and December 31, 2017

December 31, 2018			December 31, 2017
Allowable	Non-Allowable	Total	Total
$88,292	-$8,070	$96,362	$87,080

Note 5- Related Party Transactions: Due from (to) Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2018 and December 31, 2017, rent expense of $24,050 and $24,050 per year was incurred, respectively. There were no rents payable as of December 31, 2018 and December 31, 2017

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

Note 6 - Income Taxes

Superior Financial Services, Inc. has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for Superior Financial Services, Inc. for 2018, 2017 and 2016 are subject to examination by the IRS, generally for three years after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2018, 2017, 2016 and 2015 are subject to examination by the Department, generally for four years after the returns are filed.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are $5000, for broker who do not receive securities, and who do not generally carry customers' accounts. Superior Financial services, Inc. has complied with the net capital requirements for the years ended December 31, 2018 and December 31, 2017.

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2018 and December 2017, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2018 and 2017, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2018 and 2017, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2018.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2018 and December 31, 2017

	For the years ended December 31	
	2018	2017
Other General and Administrative Expenses		
Accounting	$4,340	$4,235
Advertising	$0	$0
Dues and Subscriptions	$0	$0
Bank fees	$600	$622
Equipment Rental	$0	$0
Insurance	$350	$122
Interest Expense	$0	$0
RBC Charges	$40	$1,254
Licenses & Permits	$639	$122
Office supplies	$0	$0
Travel & entertainment	$0	$0
Postage	$0	$0
Taxes	$71	$23
Repairs, maintainance	$0	$0
Telephone	$2,185	$2,303
Total Expenses	$8,225	$8,681

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder Equity

For the Years Ended December 31, 2018 and December 31, 2017

	For the years ended December 31	
	2018	2017
Balance at beginning of year	$83,391	$82,112
Add: Net income (loss)	$52,970	$1,279
Unrealized capital gain (loss)	$0	$0
Changes in Capital	($40,000)	$0
Balance at end of year	$96,361	$83,391

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2018 and December 31, 2017

	As of December 31	
	2018	2017
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Computation of Net Capital
As of December 31, 2018 and December 31, 2017

	As of December 31	
	2018	2017
Total stockholders' equity per financial statement	$96,361	$83,391
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per statement of financial position	($8,070)	($7,846)
Net Capital	$88,291	$75,545

Computation of Excess Net Capital Requirement
As of December 31, 2018 and December 31, 2017

	As of December 31	
	2018	2017
Net Capital	$88,291	$75,545
Deduct: Minimum dollar net capital requirement - note 7	($5,000)	($5,000)
Excess Net Capital	$83,291	$70,545

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
As of December 31, 2018 and December 31, 2017

	As of December 31	
	2018	2017
Unaudited net capital per focus report	$88,291	$75,545
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited net capital	$88,291	$75,545

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2018 and December 31, 2017

	As of December 31	
	2018	2017
Unaudited Excess Net Capital	$83,291	$70,545
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$83,291	$77,107

Aggregate Indebtedness

	As of December 31	
	2018	2017
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$107,299	$99,010
Aggregate Indebtedness	$107,299	$99,010

The accompanying notes are part of these financial statements

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Superior Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenfield, Wisconsin
February 19, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11******2074*****************MIXED AADC 220
52618 FINRA DEC
SUPERIOR FINANCIAL SERVICES INC
PO BOX 139
JACKSON, WI 53037-0139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 374

B. Less payment made with SIPC-6 filed (exclude interest) (201)
7/18/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 173

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 173

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUPERIOR FINANCIAL SERVICES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,452,724

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,127,958

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 2340

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 72,869

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,203,167

2d. SIPC Net Operating Revenues $ 249,557

2e. General Assessment @ .0015 $ 374

(to page 1, line 2.A.)

SUPERIOR FINANCIAL SERVICES, INC
PO BOX 139
JACKSON, WI 53037

1299

79-7162/2759
05

1/28/19
Date

Pay to the Order of SIPC $ 173.00

one hundred seventy-three 00/00 Dollars

Photo Safe Deposit Details on back

westburybank

For

⑆275971825⑆ ⑈05 10008453⑈ 1299

Superior Financial Services, Inc.

December 31, 2018

Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2018.

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Superior Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Superior Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Superior Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and Superior Financial Services, Inc. stated that Superior Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Superior Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC

Greenfield, Wisconsin

February 19, 2019